UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

Plymouth Industrial REIT Inc.

(Name of Issuer)

Plymouth Industrial REIT

(Title of Class of Securities)

729640102

(CUSIP Number)

June 09, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☒  Rule 13d-1(b)

     ☐  Rule 13d-1(c)

     ☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	729640102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Resource Real Estate Diversified Income Fund 906227600

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

	6	SHARED VOTING POWER

182,000

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER

182,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

* 182,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

** 6.28%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IV
FOOTNOTES

* The number of shares of Plymouth Industrial REIT shown as beneficially owned by Resource Real Estate, Inc. reflects 182,000 shares of Plymouth Industrial REIT issued and outstanding in the name of Resource Real Estate Diversified Income Fund.

** Based on the 2,900,000 shares of Plymouth Industrial REIT as of June 9, 2017

CUSIP No.	729640102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Resource Real Estate, Inc. 201093394

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

	6	SHARED VOTING POWER

182,000

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER

182,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

182,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.28%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
FOOTNOTES

Resource Real Estate , Inc. (the “Adviser”) does not serve as custodian of the assets of the Resource Real Estate Diversified Income Fund (the “Fund”); accordingly, only the Fund or its custodian has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities. The ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, such securities, is vested in the Fund, which Resource Real Estate, Inc. serves as investment adviser. Any and all discretionary authority which has been delegated to the Adviser may be revoked in whole or in part at any time. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, the Adviser may be deemed to beneficially own the shares owned by the Fund. The Adviser and Fund are each a “Reporting Person”.

Item 1.

(a)	Name of Issuer
Plymouth Industrial REIT Inc.

(b)	Address of Issuer’s Principal Executive Offices
260 FRANKLIN ST., 19TH FLOOR BOSTON MA 02110

Item 2.

(a)	Name of Person Filing
Resource Real Estate Diversified Income Fund Resource Real Estate, Inc.

(b)	Address of Principal Business Office or, if none, Residence
c/o Resource Real Estate, Inc. One Crescent Drive, Suite 203 Philadelphia, PA 19112

(c)	Citizenship
Resource Real Estate, Inc. is a Delaware Corporation. Resource Real Estate Diversified Income Fund is a Delaware statutory Trust.

(d)	Title of Class of Securities
Plymouth Industrial REIT

(e)	CUSIP Number
729640102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☒	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	A group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 182,000

(b)	Percent of class: 6.28%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

(ii)	Shared power to vote or to direct the vote: 182,000

(iii)	Sole power to dispose or to direct the disposition of:

(iv)	Shared power to dispose or to direct the disposition of: 182,000

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Resource Real Estate, Inc. has the power to direct the affairs of the Fund, as investment adviser to the Fund, including decisions respecting the disposition of the proceeds from the sale of securities on behalf of the Fund.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Item 8.	Identification and Classification of Members of the Group

Item 9.	Notice of Dissolution of Group

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RESOURCE REAL ESTATE DIVERSIFIED INCOME FUND

Date: June 14, 2017	By:	/s/ Darshan Patel
Name: Darshan Patel
Title: Chief Compliance Officer

RESOURCE REAL ESTATE, INC

Date: June 14, 2017	By:	/s/ Darshan Patel
Name: Darshan Patel
Title: Chief Compliance Officer

Footnotes:

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)